UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____to_____.

Commission file number 000-50961

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Commerce Bank/Harrisburg Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pennsylvania Commerce Bancorp, Inc.
3801 Paxton Street
Harrisburg, PA 17111

Commerce Bank/Harrisburg Retirement Savings Plan

Financial Report

December 31, 2005

Commerce Bank/Harrisburg Retirement Savings Plan

TABLE OF CONTENTS

FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE
Schedule of Assets (Held at End of Year)	10

SIGNATURES

EXHIBIT
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Plan Administrator
Commerce Bank/Harrisburg Retirement
Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Commerce Bank/Harrisburg Retirement Savings Plan (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
June 2, 2006

Commerce Bank / Harrisburg Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	December 31,
	2005	2004
Assets
Investments, at fair value:
Cash and money market funds	$188,927	$213,464
Mutual funds	3,049,254	2,304,514
Pennsylvania Commerce Bancorp, Inc. common stock	671,271	585,081

	3,909,452	3,103,059

Receivables:
Participants’ contributions	28,356	0
Employer’s contributions	257,868	86,041

	286,224	86,041

Total Assets	4,195,676	3,189,100

Liability, other	0	18

Net Assets Available for Benefits	$4,195,676	$3,189,082

See notes to financial statements.

Commerce Bank / Harrisburg Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2005	2004

Investment Income
Net appreciation in fair value of investments	$128,511	$296,162
Interest and dividends	86,985	48,689

	215,496	344,851
Contributions
Participants	711,441	535,876
Rollovers	17,913	87,862
Employer	257,868	86,041

	987,222	709,779

Benefits Paid to Participants	(196,124)	(546,394)

Net Increase	1,006,594	508,236

Net Assets Available for Benefits - Beginning of Year	3,189,082	2,680,846

Net Assets Available for Benefits - End of Year	$4,195,676	$3,189,082

See notes to financial statements.

Commerce Bank/Harrisburg Retirement Savings Plan

Notes to Financial Statements
December 31, 2005 and 2004

Note 1 - Description of the Plan

The following brief description of the Commerce Bank/Harrisburg Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established February 15, 1993. The Plan is a contributory defined contribution plan. Under the Plan, all employees who are 21 years of age and have completed six months of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee becomes a participant in the Plan on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date eligibility requirements are met.

Service Rules

Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.

Contributions

There are several types of contributions that can be added to a participant’s account: an employee salary deferral contribution, an employer matching contribution, and an employer profit sharing contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may contribute up to 15% of their annual pre-tax compensation by way of a salary deferral contribution. The employer contributes an amount equal to 50% (25% in 2004) of the participant’s salary deferral contributions, up to a maximum of 6% of the participant’s compensation. Each year, the employer, at the sole discretion of its Board of Directors, determines the amount of the employer profit sharing contribution to be made from current or accumulated net earnings. There were no profit sharing contributions approved by the Board of Directors or made to the Plan during the years ended December 31, 2005 and 2004. The participants may direct their accounts into various different investment options. Employees must meet certain eligibility requirements to receive an allocation of the employee matching and profit sharing contributions. Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with an allocation of various contributions, Plan earnings (including unrealized appreciation or depreciation of Plan assets) and forfeitures of the nonvested portion of terminated participants’ employer contributions. Allocations of Plan earnings are based on participants’ account balances during the valuation period. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Commerce Bank / Harrisburg Retirement Savings Plan

Note 1 - Description of the Plan (Continued)

Vesting

A participant is 100% vested at all times in the participant’s salary deferral account and rollover account regardless of the number of years of service. If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested

0-1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested balance derived from employee and employer contributions does not exceed $1,000 ($5,000 prior to March 28, 2005). If the vested account balances exceed $1,000, the assets will generally be held in a trust until the participant’s normal or early retirement date. However, terminated participants may elect to receive their salary deferral accounts following termination.

There were $0 and $9,295 distributions due to participants at December 31, 2005 and 2004, respectively.

Administrative Costs

Administrative costs of the Plan are absorbed by the Company.

Forfeitures

Forfeitures of employer matching non-vested accounts may be used to reduce the employer’s matching 401(k) contribution. During the years ended December 31, 2005 and 2004, forfeitures applied against employer contributions amounted to $6,636 and $8,721, respectively. Forfeited profit sharing non-vested accounts are allocated to all eligible participants.

Commerce Bank / Harrisburg Retirement Savings Plan

Note 2 - Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

Investments in money market funds, mutual funds, and common stock are stated at fair value by reference to quoted market prices on the last business day of the reporting period.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded and allocated on a daily valuation basis. Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain 2004 amounts have been reclassified to conform with the 2005 presentation. Such reclassifications did not impact the net assets available for benefits.

Commerce Bank / Harrisburg Retirement Savings Plan

Note 3 - Investments

The Plan’s investments are held in certain cash and money market funds and mutual funds under the administration of the Fidelity Investment Advisory Group and in Pennsylvania Commerce Bancorp, Inc. common stock. The following table presents the fair value of the investments. Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

	2005		2004

Cash and money market funds:
Fidelity Spartan Money Market Fund	$188,668		$186,707	*
Fidelity Cash Reserves Fund Fidelity Prime Fund Daily Money Class	63 196		101 26,656

	188,927		213,464

Mutual funds:
Fidelity U.S. Bond Index Fund	367,281	*	297,884	*
Fidelity Convertible Securities Fund	334,637	*	273,077	*
Fidelity Spartan U.S. Equity Index Fund	471,036	*	377,240	*
Fidelity Mid-Cap Stock Fund	410,417	*	273,368	*
Sound Shore Fund	468,739	*	362,034	*
White Oak Growth Stock Fund	100,263		78,566
Oakmark Fund	244,635	*	208,984	*
Fidelity Spartan Extended Market Index	47,140		6,054
Fidelity Contrafund	272,563	*	179,203	*
Artisan International Fund	332,543	*	248,104	*
	3,049,254		2,304,514
Pennsylvania Commerce Bancorp, Inc., Common stock	671,271	*	585,081	*

	$3,909,452		$3,103,059

* Represents 5% or more of the net assets available for benefits.

The net appreciation in fair value of investments (including gains and losses on investments bought, sold, and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2005	2004
Mutual funds	$126,893	$159,304
Common stock	1,618	136,858
	$128,511	$296,162

Commerce Bank / Harrisburg Retirement Savings Plan

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

The Plan obtained its latest determination letter on December 2, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

Note 6 -  Related Party Transactions

Certain Plan investments are shares of common stock that are issued by the Plan sponsor. Therefore, related transactions qualify as related party transactions. On January 28, 2005 the Board of Directors of Pennsylvania Commerce Bancorp, Inc., the Plan’s sponsor, declared a 2-for-1 stock split in the form of a 100% stock dividend, paid on February 25, 2005, to stockholders of record on February 10, 2005. Payment of the stock split resulted in the issuance of 9,996.000 additional common shares into the Plan. Purchases made by the Plan for the investment in the Company’s common stock amounted to $113,255 (2,575.000 shares) and $81,160 (1,515.284 shares) for the years ended December 31, 2005 and 2004, respectively. Sales made by the Plan for the investment in the Company’s common stock amounted to $28,780 (782.000 shares) and $272,482 (5,482.234 shares) for the years ended December 31, 2005 and 2004, respectively.

Note 7 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds that are managed by the custodian. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.

Commerce Bank / Harrisburg Retirement Savings Plan

Note 8 - Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31:

	2005	2004
Net assets available for benefits	$4,195,676	$3,189,082
Benefit claims payable	0	(9,295)
Form 5500, Schedule H, Part I, Item 1	$4,195,676	$3,179,787

A reconciliation of benefits paid to participants according to the financial statements consists of the following for the years ended December 31:

	2005	2004
Benefits paid to participants	$196,124	$546,394
Benefit claims payable - current year	0	9,295
Benefit claims payable - prior year	(9,295)	(4,190)
Form 5500, Schedule H, Part II, Item e(1)	$186,829	$551,499

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Commerce Bank / Harrisburg Retirement Savings Plan

Commerce Bank/Harrisburg Retirement Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2005
Form 5500 - Schedule H - Part IV - Line 4i
EIN: 23-2324730
PN: 001

(a)	Identity of Issue (b)	Description of Investment (c)	*** Cost (d)	Current Value (e)
**	Fidelity Prime Fund Daily Money Class	Cash		$196
**	Fidelity Spartan Money Market Fund	Money Market Fund	N/A	188,668
**	Fidelity Cash Reserves Fund	Money Market Fund	N/A	63
**	Fidelity U.S. Bond Index Fund	Mutual Fund	N/A	367,281
**	Fidelity Convertible Securities Fund	Mutual Fund	N/A	334,637
**	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	N/A	471,036
**	Fidelity Mid-Cap Stock Fund	Mutual Fund	N/A	410,417
	Sound Shore Fund	Mutual Fund	N/A	468,739
	White Oak Growth Stock Fund	Mutual Fund	N/A	100,263
	Oakmark Fund	Mutual Fund	N/A	244,635
**	Fidelity Spartan Extended Market Index	Mutual Fund	N/A	47,140
**	Fidelity Contrafund	Mutual Fund	N/A	272,563
	Artisan International Fund	Mutual Fund	N/A	332,543
*	Pennsylvania Commerce Bancorp, Inc.	Common Stock	N/A	671,271
				$3,909,452

* Related Party.
** Party-in-interest.
*** Historical cost has not been presented as all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2006

Commerce Bank/Harrisburg Retirement Savings Plan

/s/ Gary L. Nalbandian
By: Gary L. Nalbandian, Trustee
/s/ Mark A. Zody
By: Mark A. Zody, Trustee